Mail Stop 4561

By U.S. Mail and facsimile to 011-34-91- 257-1282.

José Antonio Alvarez
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander Central Hispano, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 001-12518**

Dear Mr. Alvarez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Consolidated Financial Statements</u>

<u>Consolidated Income Statements, page F-3</u>

1. We note that you have presented a line item entitled "Gross Income" on your Consolidated Income Statement. Please explain to us why you consider this

subtotal necessary to explain the elements of your financial performance. Furthermore, please explain how the description of this subtotal is appropriate given that it is comprised of both income and expense items.

2. We note that you have classified your expenses by function on the face of your Consolidated Income Statement. While paragraph 88 of IAS 1 permits the classification of expenses by either nature or function, paragraph 9 of IAS 30 requires banks to group their income and expenses by nature. Please revise your Consolidated Income Statement to properly classify your expenses according to their nature.

3. We note that you have presented a subtotal entitled "Net Operating Income" on your Consolidated Income Statement. Please tell us how you determined that it was appropriate to exclude impairment losses and provisions from Net Operating Income, thereby implying that such expenses are non-operating in nature. Refer to paragraph BC13 of IAS 1.

4. Please revise your income statement to present basic and diluted earnings per share for all periods presented. Refer to paragraph 66 of IAS 33.

Consolidated Statements of Changes in Equity, page F-4

5. It appears that your Consolidated Statements of Changes in Equity presents only the changes in equity attributable to the items noted in paragraph 96 of IAS 1. Under paragraph 96, such a presentation requires this statement to be titled "Statement of recognized income and expense." Please revise the title of this statement accordingly or tell us why you believe the current title is appropriate.

Consolidated Cash Flow Statements, page F-5

6. We note that you present interest/dividends paid as a financing activity. Please explain to us how the classification of interest paid as a financing activity impacted your net cash flows from operating activities. For example, given that your consolidated net profit for the year includes amounts reported as interest expense, we would expect to see an adjustment in the operating section of your Cash Flow Statement to reflect the amount of interest paid that has been classified as a financing activity.

7. Please revise to separately present cash flows from interest and dividends received and cash paid for income taxes. Refer to paragraphs 31 and 35 of IAS 7.

Notes to the financial statements

Note 2 – Accounting policies and rules and measurement basis

d) Measurement of financial assets and liabilities and recognition of fair value
iii. Valuation techniques, page F-17

8. Please revise to provide all of the disclosures required by paragraphs 92-93 of
   IAS 32 with respect to the methods used to determine the fair value of your
   financial instruments.

v. Hedging transactions, page F-19

9. Please revise to disclose your accounting policy for the discontinuance of hedge
   accounting.

g) Impairment of Financial Assets
ii. Debt instruments measured at amortised cost, page F-21

10. We note your disclosure beginning at the bottom of page F-21 regarding
    impairment losses arising from credit risk. We also note that you provide
    enhanced disclosures of your methodology for determining these losses on page
    F-126 as part of your notes to your US GAAP reconciliation. Given the
    significant judgment involved in estimating your allowance for credit losses we
    believe that a more robust discussion of your estimation methodology should be
    prominently disclosed in your financial statement footnotes. Accordingly, please
    revise your footnote disclosure regarding impairment of financial assets to fully
    describe your methodology for determining your allowance for credit losses
    associated with debt instruments measured at amortised cost. Such accounting
    policy disclosure should provide sufficient detail to enable a reader to understand
    and evaluate each element of your allowance.

iii. Debt or equity instruments classified as available for sale, page F-22

11. Please revise to clarify, if true, that you do not reverse impairment losses
    recognized on equity instruments. Refer to paragraph 69 of IAS 39.

j) Reinsurance assets and Liabilities under insurance contracts, page F-23

12. Please revise to clarify the method used to evaluate your reinsurance assets for
    impairment and when you perform this evaluation. Refer to paragraph 20 of IFRS
    4.

v) Post Employment Benefits, page F-30

13. We note that you utilize the corridor approach in recording actuarial gains and losses, and that you divide by five and recognize in the income statement any amounts exceeding 10% of either the plan obligations or plan assets, whichever amount is higher. Please revise to clarify how you determined the period over which actuarial gains and losses should be recognized in accordance with paragraph 93 of IAS 19. For example, please explain whether the recognition of actuarial gains and losses is based on the expected remaining working lives of the employees participating in the plan or some other systematic method.. Additionally, please disclose why you believe 5 years to be an appropriate estimate.

Note 11 – Hedging Derivatives, page F-57

14. Please revise to provide the disclosures required by paragraphs 58 and 59 of IAS 32 for each major hedging relationship. Alternatively, please provide the disclosures required by paragraphs 22-24 of IFRS 7.

Note 13 – Investments – Associates, page F-58

15. Please revise to provide all of the disclosures required by paragraph 37 of IAS 28 with respect to your investments in associates.

Note 15 – Liabilities under insurance contracts and Reinsurance assets, page F-60

16. Please revise to disclose the information required by paragraph 37 (c), (d) and (e) of IFRS 4.

Note 16 – Tangible assets, page F-61

17. Please revise to disclose the information required by paragraphs 75(f)-(h) of IAS 40 with respect to your investment properties.

18. We note that you classify your tangible assets as either for your own use, investment property or other assets leased out under an operating lease. It is not clear to us why you differentiate property leased out under an operating lease from investment property. Paragraph 8 of IAS 40 provides a building leased out under one or more operating leases as an example of investment property. Please revise to clarify whether you consider such property to be investment property. In addition, please disclose the fair value of such property in accordance with paragraph 79(e) of IAS 40.

Note 17 – Intangible assets, page F-62

19. Please revise to disclose the reasons supporting the indefinite life assigned to your brand name (Abbey) intangible asset. Refer to paragraph 122(a) of IAS 38.

Note 25 – Provisions, page F-71

20. Please revise to provide all of the disclosures required by paragraph 120A of IAS 19 for each defined benefit plan .

21. Please revise to disclose whether you participate in any multi-employer pension plans. If so, please revise to disclose the information required by paragraph 29 and 120A of IAS 19.

Note 29 – Valuation adjustments, page F-79

22. You have provided a rollforward of the valuation adjustments related to the net amount of unrealized changes in the fair value of available-for-sale financial assets at the top of page F-80. Please clarify for us the nature of the line item entitled "Taxes transferred to income" and explain how you determined the amounts to be reclassified into income for each year presented.

Note 49 – Personnel expenses

c) Share based payments, page F-91

23. Please revise to disclose how you applied the guidance in paragraphs 25B and 25C of IFRS 1 to your share-based payment transactions.

24. Your disclosure in note 49 on page F-90 indicates that you did not record any share-based compensation expense during 2004. The description of your stock option and compensation plans on page 120 indicates that most of the options granted under the plans were subject to vesting provisions. For example, it appears that options issued under your Investment Bank Plan vested over a 2-year period where 50% vested on June 16, 2003 and 50% vested on June 16, 2004. Please tell us how you considered the guidance in paragraph 15 of IFRS 2 in determining that no compensation expense should be recognized during 2004 as a result of such vesting provisions.

25. Please revise to provide all of the disclosures required by paragraphs 44-52 of IFRS 2 with respect to your share-based payment transactions. We note that you have provided some of the information required by paragraph 45(a) of IFRS 2 on page 120. However, such disclosures must be provided within your financial

statements and explanatory notes in order to fulfill the IFRS disclosure requirements.

Note 54 – Geographical and Segment Reporting, page F-96

26. Please revise to disclose whether your geographic segments have been determined based on the location of customers or the location of assets. In addition, please provide the disclosures required by paragraph 71 or 72 of IAS 14, as applicable.

27. Please revise to present the following information for each reportable segment:

- Total assets held for sale at each reporting period as required by paragraph 41 (d) of IFRS 5;

- Net income attributable to continuing operations separately from discontinued operations as required by paragraph 52 of IAS 14; and

- Total amount of expenditures made for assets expected to be used during more than one period as required by paragraph 57 of IAS 14.

Note 57 – Transition to International Financial Reporting Standards, page F-108

28. We note that you recorded adjustments to your allowance for credit losses and your provision for pensions at the date of transition to IFRS. Please tell us how you considered the guidance in paragraphs 31-33 of IFRS 1 in determining whether such changes in estimates represented errors in previously issued financial statements. In addition, please revise to more clearly disclose the differences between your current and former accounting policies that caused a revision to such estimates.

29. We note that you recorded adjustments to your opening balance sheet at the date of transition to IFRS related to derivative transactions. Please revise to clearly disclose that hedging relationships designated under previous GAAP that do not qualify for hedge accounting under IAS 39 are not reflected in your opening IFRS balance sheet. Refer to paragraphs 29-30 of IFRS 1.

Note 58.3 – Net Income and Stockholder's Equity reconciliations between IFRS and U.S. GAAP

30. We note that your reconciliations of net income and stockholders' equity between IFRS and US GAAP do not contain a reconciling item related to pensions. Please explain to us how you considered the guidance in IAS 19 and SFAS 87 in

determining whether there were any differences in your accounting for pensions under IFRS as compared to US GAAP.

Notes to the Net Income and to the Stockholders' Reconciliation

31. Please note that the reconciliations of net income and shareholders' equity should be in sufficient detail to allow an investor to determine the differences between an income statement and balance sheet prepared using IFRS (or prior GAAP) and those prepared using US GAAP. With this in mind please revise the explanatory notes accompanying your reconciliations to:

- Clearly identify the primary differences contributing to each reconciling item,

- Quantify individual components to the extent that various factors contributed to the reconciling item, and

- Clearly describe the relevant accounting policies under both IFRS and US GAAP, highlight the major differences, and specifically explain how such differences resulted in a reconciling item.

a) Allowances for credit losses, page F-126

32. We note your disclosure that reconciling items exist between IFRS and US GAAP with respect to your allowance for credit losses related to the determination of allowance losses not allocated to specific loans. Please provide us with:

- a detailed description of your group methodology for the estimation of incurred but not identified loan losses under IFRS;

- a detailed description of your methodology for calculating a general loan loss reserve under US GAAP on a group-wide basis;

- explanation as to what you mean when you state that the loan loss allowance under US GAAP should represent the best estimate of probable losses in "possible scenarios";

- an enhanced discussion of the statistical percentages obtained from historical trends as determined by the Bank of Spain guidance and an explanation as to why these statistical percentages would be considered in your methodology under IFRS but not under US GAAP; and

- the specific US GAAP and IFRS guidance relied upon to support your conclusion that differences in application and estimation of the allowance for loan losses exist.

b) Investment securities, page F-127

33. Please revise to more clearly explain the adjustment presented to reconcile amounts related to investment securities under IFRS to amounts reported under US GAAP. Specifically address the following in your revised disclosures:

- Clarify exactly how your equity investments of more than 3% and less than 20% are classified (i.e. trading, available-for-sale or held-to-maturity) and accounted for (i.e. cost, fair value or lower of cost or market) under SFAS 115;

- Clarify how such investments are classified and accounted for under IFRS;

- Explain how your prior accounting for these investments under Spanish GAAP would have an impact on the amounts recorded under IFRS that would result in a reconciling item to US GAAP. We note that paragraph 104 of IAS 39 requires the standard to be applied retrospectively. Therefore it is not clear to us why the carrying value of these investments under Spanish GAAP would be relevant after the adoption of IAS 39.

d) Goodwill and Intangibles, page F-128

34. Please revise to more clearly explain the factors contributing to the differences in net income under IFRS and US GAAP related to goodwill. For example, clearly explain why under US GAAP goodwill impairments related to your investments in Venezuela and Colombia were recorded in prior years. In addition, explain why goodwill related to Union Fenosa S.A. was lower under US GAAP than under IFRS, thereby causing a net income reconciliation adjustment in 2005.

35. Please revise to separately quantify and provide more detailed explanations of the main differences in goodwill between IFRS and US GAAP. For each identified difference clearly explain the accounting treatment under IFRS (or prior GAAP) and the accounting treatment under US GAAP. For example, clarify what you mean when you say that "different criteria to value the acquisition price" of Abbey generated more goodwill under IFRS than under US GAAP. If this difference is the result of different measurement dates under IFRS compared to US GAAP, revise to clearly state this fact.

f) Derivative instruments, page F-129

36. You disclose that IFRS and US GAAP differ in the accounting for derivative transactions, namely differences in designation requirements and hedge accounting. You refer to Note 58.2 for a summary of the accounting criteria,

however this summary does not provide sufficient information to explain the accounting differences. Please revise your disclosure to more clearly explain the specific differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and/or stockholders' equity between IFRS and US GAAP. For example, please disclose the following:

- Describe the types of derivative transactions that qualify for hedge accounting under IAS 39 but not under SFAS 133 and explain the reasons that such transactions qualify under one standard but not the other;

- Describe the methods used to assess hedge effectiveness that you have determined are not appropriate under SFAS 133; and

- Describe the valuation adjustments that are allowable under IAS 39 but not under SFAS 133.

Note 58.5 – Consolidated financial statements, page F-133

37. In your Consolidated Statements of Income on page F-136 you disclose goodwill amortization of €138.2 million in 2004. Please tell us how you determined this presentation to be appropriate given that goodwill is no longer amortized under IFRS or US GAAP.

Note 58.6 – Additional disclosures required by U.S. GAAP

J) Accounting for the Transfer and Servicing of Financial Assets and Extinguishment of Liabilities, page F-164

38. For each of the various securitization transactions and financing vehicles discussed, please revise to clearly disclose how such transactions are accounted for under both IFRS and US GAAP. Such disclosure will aid an investor in understanding the reconciling items to both stockholders' equity and net income related to your securitization activities.

K) Stock Option Plans, page F-166

39. We note your disclosure that for US GAAP purposes you applied APB 25 to stock-based payment transactions through December 31, 2004 and adopted SFAS 123R on January 1, 2005 using the modified prospective approach. Please tell us whether you have identified any differences in your accounting for these transactions under IFRS as compared to US GAAP.

* * * * *

José Antonio Alvarez
Banco Santander Central Hispano, S.A.
September 26, 2006
Page 10

Please revise your document in response to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your proposed disclosures and furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3426 if you have questions.

Sincerely,

Angela Connell
Senior Accountant